100 Park Avenue, Suite 1500 New York, NY 10017 Tel 212.878.7900 Fax 212.692.0940 www.foxrothschild.com
Alison Newman Direct Dial: 212-878-7997 Email Address: ANewman@Foxrothschild.com

July 21, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mark P. Shuman Ivan Griswold Laura Veator Stephen Krikorian

Re:	Medical Transcription Billing, Corp.
Amendment No. 8 to Registration Statement on Form S-1
Filed on July 21, 2014
File No. 333-192989

Ladies and Gentlemen:

On behalf of our client, Medical Transcription Billing, Corp. (“MTBC” or the “Company”), we are responding to oral comments of the staff of the Securities and Exchange Commission provided to us today relating to the above referenced Amendment No. 8 to Registration Statement on Form S-1 (the “Registration Statement”).

Please be advised that we have discussed with the Company, the underwriters and counsel for the underwriters the disclosure on pages 1, 55, 61 and 99 of the Registration Statement regarding the circumstances leading up to the reduction in the offering price on July 10, 2014. The Company and the underwriters believe that such disclosure adequately describes the circumstances regarding the reduction in the offering price in all material respects and that there are no additional material facts specific to the Company that the Company or the underwriters are aware of that should be disclosed in the Registration Statement in order to make those statements not misleading.

Sincerely,

/s/ Alison Newman

cc:	Mahmud Haq, Medical Transcription Billing, Corp. Bill Korn, Medical Transcription Billing, Corp. Stephen Snyder, Medical Transcription Billing, Corp. Mitchell Nussbaum, Loeb & Loeb LLP